Larry Spirgel

Assistant Director

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

June 1, 2018

Re:	iConsumer Corp.

Amendment No. 4 to Offering Statement on Form 1-A

Filed May 24, 2018

File No. 024-10795

Dear Mr. Spirgel:

We acknowledge receipt of comments in your letter of May 31, 2018 regarding the Offering Statement of iConsumer Corp. (the “Company”), which we have set out below, together with our responses.

Amendment No. 3 filed May 24, 2018

Letter to Shareholders, page 4

1. We note your response to our prior comment 2. Please revise to clarify that you are referring to your "potential market." Also clarify how the number of customers of Rakuten, American Express, and Chase Rewards are relevant to your discussion.

The Company has added clarifying language.

The price of Bitcoin and Ether assets are extremely volatile..., page 10

2. We note your response to prior comment 5 that the company "bears the exchange rate risk between the date the cryptocurrency is tendered and the date the subscription agreement is countersigned by the company and the cryptocurrency is exchanged for US dollars;" however, this statement is not accurate. The company is free to reject any subscription prior to acceptance and the company will use the exchange rate on the date of acceptance, so the investor bears the exchange rate risk because he or she will not know when the company will accept a tender until acceptance occurs. Because the company ultimately controls when a tender is accepted, the company can determine when acceptance is most advantageous. The fact that either party may terminate a subscription between tender and acceptance also raises significant uncertainty that the purchase will go through if the price of the cryptocurrency fluctuates materially from the time of tender until acceptance. Please revise to make clear.

The Company has further clarified the risk factor by illustrating how the investor is potentially impacted by valuation risk.

The Incentive Program, page 16

9. We note your response to our prior comment 9. Please include a new risk factor highlighting the risk that only after a member requests, and the company completes a transfer of, Bitcoin to the member's wallet or exchange account does ownership of the Bitcoin pass to the member.

The Company has added a risk factor on page 6.

If you have additional comments or questions, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc:	Robert Grosshandler

iConsumer Corp.

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